Exhibit 99.7

Joint declaration by the Management of Bayer AG and the employee representatives on Bayer’s Supervisory Board

The takeover of Schering AG by Bayer AG is welcomed.

The following joint statement is issued in this context:

1.               Bayer’s corporate strategy based on three subgroups will remain unchanged. Bayer remains committed to the agreed concepts for expansion (including investments and budgets).

2.               The pharmaceuticals activities of Bayer AG and Schering AG will be integrated. The synergy measures will lead to headcount reductions in both companies. Both companies will apply their tried and tested tools for safeguarding employment and adjusting headcount, taking all possible alternatives into account. The personnel network currently in operation at Bayer will be retained.

3.               The German research locations of the new Pharmaceuticals Division will be Berlin and Wuppertal. The joint Pharmaceuticals Division will be headquartered in Berlin. Talks will be initiated with employee representatives in good time in order to make the necessary arrangements for the staff in the affected headquarters functions in Wuppertal.

4.               The planned strategic measures also comprise the divestment of H.C. Starck and Wolff Walsrode. Bayer AG’s management remains fully committed to its social responsibility. Bayer will make every effort during the course of the divestment to ensure that the interests of the employees are taken appropriately into account by the potential acquiring company.

It has been agreed that all necessary consultations and negotiations with employee representatives required under industrial co-determination stipulations will be conducted in a timely manner.

Leverkusen, March 23, 2006

[signed]	[signed]
Bayer AG	Employee representatives
on Supervisory Board